For Immediate Release

Contact:

Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Sophie Argiriou, Director,
Investor Communications
Tel: (514) 343-8815
Email: sargiriou@gildan.com

Gildan Activewear Announces Second Quarter Results
– Company Announces New Textile and Distribution Capacity Expansions in Honduras –

Montréal, Wednesday, May 7, 2008 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its second fiscal quarter ended March 30, 2008. The Company also reconfirmed its most recently revised earnings guidance for the full fiscal year, which it had updated on April 29, 2008. In addition, the Company announced plans to construct a third textile facility in Honduras, to support its projected sales growth beyond 2009.

Second Quarter Sales and Earnings

Gildan reported second quarter net earnings of U.S. $41.7 million and diluted EPS of U.S. $0.34, compared to net earnings of U.S. $21.1 million and diluted EPS of U.S. $0.17 in the second quarter of fiscal 2007. Results for the second quarter of fiscal 2008 include a charge of U.S. $0.8 million or U.S. $0.01 per share to reflect ongoing carrying costs for Canadian and U.S. manufacturing facilities, pursuant to the closure of these facilities in fiscal 2007. Before reflecting the restructuring charges in both fiscal years, adjusted net earnings for the second quarter were U.S. $42.5 million, or U.S. $0.35 per share, up respectively 13.3% and 12.9% from adjusted net earnings of U.S. $37.5 million, or U.S. $0.31 per share, in the second quarter of last year. The growth in EPS was due to more favourable unit sales volumes, selling prices and product-mix for activewear, partially offset by increased selling, general and administrative, depreciation and interest expenses, and a higher effective income tax rate, as well as the U.S. $0.07 per share negative impact of continuing issues arising from the integration of the Kentucky Derby Hosiery acquisition into Gildan’s retail business.

The Company did not achieve its previous guidance for the second quarter of approximately U.S. $0.42 adjusted diluted EPS, which it had provided on January 30, 2008, as a result of the retail integration issues combined with lower than projected unit sales growth in activewear resulting from a shortfall in production for the Dominican Republic textile facility, partially offset by more favourable activewear product-mix and lower than anticipated promotional discounts in the U.S. wholesale distributor channel.

Sales in the second quarter amounted to U.S. $293.8 million, up 26.5% from U.S. $232.1 million in the second quarter of last year. The increase in sales revenues was due to an increase of 98.4% in sock sales due to the acquisition of Prewett and new retail sock programs obtained in fiscal 2007, a 7.5% increase in unit volumes for activewear, an approximate 3% increase in activewear unit selling prices and a more favourable activewear product-mix. Growth in activewear unit volumes was constrained by lower than anticipated production, including delays in the introduction of new high-value ring-spun T-shirt and sport shirt products at the Company’s textile facility in the Dominican Republic. The increase in sock sales was net of the impact of exiting unprofitable sock product-lines which did not fit with Gildan’s strategy to focus primarily on high-volume basic sock programs in the U.S. mass retail channel. In addition, average selling prices for socks were reduced, as selling prices for new sock programs were based on the projected cost structure of Gildan’s new sock facility in Honduras, which is currently being ramped up to full capacity.

The growth in activewear unit sales was due to continuing market share penetration in T-shirts and fleece in the U.S. wholesale distributor channel. The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the quarter ended March 31, 2008.

			Gildan	Industry
Gildan	Gildan		Unit Growth	Unit Growth
Market Share	Market Share		Q2 2008 vs.	Q2 2008 vs.
Q2 2008	Q2 2007		Q2 2007	Q2 2007

50.1%	47.4%	All activewear products	(0.4)%	(5.9)%

50.7%	48.2%	T-shirts	(0.7)%	(5.9)%

48.8%	42.5%	Fleece	12.4%	(1.9)%

35.5%	35.7%	Sport shirts	(14.2)%	(13.6)%

The Company achieved record market shares in the T-shirt and fleece categories during the second quarter of fiscal 2008. The Company believes that the 5.9% reduction in overall industry shipments for T-shirts in the quarter is attributable to unseasonably cold spring weather and timing delays in screenprinter purchases of promotional white T-shirts. The Company had a strong open order position during the second quarter, which has significantly further increased since the quarter-end, and believes that demand for its products in the U.S. wholesale distributor channel continues to be strong. The Company continues to believe that overall demand for activewear products in the screenprint channel has not at this time been materially impacted by the weakening of overall economic conditions and the downturn in consumer spending.

Unit shipments of activewear to Europe increased by 1.1% during the quarter. The slower growth in shipments to Europe in the quarter was also due to the shortfall in production and delay in new product introductions as a result of the issues in the Dominican Republic textile facility.

Gross margins in the second quarter of fiscal 2008 were 33.9%, the same as in the second quarter of fiscal 2007. Gross margins in the second quarter compared to last year were positively impacted by higher activewear selling prices and lower promotional discounts, a higher-valued activewear product-mix and increased manufacturing efficiencies from the Company’s manufacturing operations in Central America. These positive factors were offset by a higher proportion of sock sales, which currently generate lower gross margins than activewear, production inefficiencies in the Dominican Republic facility, higher energy costs, the impact of inventory write-downs in order to accelerate the liquidation of sock product-lines which have been discontinued, and additional costs incurred to service mass-market retailers during the integration of the Company’s retail information systems.

Selling, general and administrative expenses were U.S. $36.6 million, or 12.5% of sales, compared to U.S. $28.5 million, or 12.3% of sales in the second quarter of fiscal 2007. The increase in selling, general and administrative expenses is due to the acquisition of Prewett, higher distribution expenses, increased expenditures for the development of information systems, and the impact of the stronger Canadian dollar on corporate administrative costs. The increase of U.S. $5.6 million in depreciation and amortization costs was due to the Company’s continued investments in new capacity expansion, and the impact of the Prewett acquisition.

Interest expense in the second quarter increased by U.S. $1.0 million compared to the second quarter of last year, due to the increased utilization of the Company’s revolving long-term credit facility to fund the acquisition of Prewett on October 15, 2007, partially offset by the impact of lower interest rates.

The Company’s effective income tax rate for the second quarter was approximately 7.7%, compared to 5.0% in the second quarter of last year, excluding the impact of restructuring and other charges. The increase in the effective income tax rate was primarily due to the higher tax rate attributable to the Company’s U.S. sock business, which is currently taxed at higher effective income tax rates.

Year-to-date Sales and Earnings

Sales for the six months ended March 30, 2008 were U.S. $544.2 million, up 30.2% compared to the same period last year. The increase in sales was due to a U.S. $71.8 million increase in sock sales due to the acquisition of Prewett, an 8.9% increase in unit sales volumes for activewear and underwear, higher selling prices and a higher valued product-mix for activewear.

For the first six months of fiscal 2008, net earnings amounted to U.S. $69.2 million, or U.S. $0.57 per share on a diluted basis, compared to net earnings of U.S. $36.8 million, or U.S. $0.30 per share, for the same period in fiscal 2007. Before the impact of restructuring and other charges, adjusted net earnings in the first six months of fiscal 2008 amounted to U.S. $70.8 million, or U.S. $0.58 per share on a diluted basis compared to adjusted net earnings of U.S. $54.5 million, or U.S. $0.45 per share on a diluted basis for the same period last year. The increase in adjusted net earnings and adjusted diluted EPS was primarily due to growth in unit sales volumes, higher selling prices, a higher valued product-mix, and manufacturing efficiencies for activewear in the Central American operations. These positive factors were partially offset by increases in selling, general and administrative expenses, depreciation and amortization, interest expense and the impact of a higher effective income tax rate. Additional costs incurred to service mass-market retailers during the integration of our retail information systems and the write-down of inventories of discontinued sock product-lines also negatively impacted growth in adjusted net earnings.

Cash Flow

Net earnings before depreciation and other non-cash items in the quarter amounted to U.S. $58.5 million, which was used to finance seasonal increases in accounts receivable and inventories, as well as capital expenditures amounting to U.S. $25.9 million. However, the investment in increased inventories to support seasonal peak demand for T-shirts in the third quarter of the fiscal year was significantly lower than the Company had projected, due to the shortfall in production from Gildan’s Dominican Republic textile facility. At the end of the second quarter, the Company continued to have significant unused financing capacity to be able to pursue its organic growth plans and to pursue selective acquisition opportunities.

Outlook

On April 29, 2008, the Company lowered its adjusted diluted EPS guidance for the full year to a range of U.S. $1.45-$1.50, up 12%-16% from adjusted net earnings of U.S. $1.29 per share in fiscal 2007. The Company had previously projected adjusted diluted EPS of U.S. $1.85-$1.90 for the fiscal year, up 42%-47% from last year.

The decrease in projected EPS compared to the Company’s earlier guidance is primarily due to the production issues at the Dominican Republic facility, which will result in lower than anticipated unit sales growth in the second half of the fiscal year, together with higher than projected manufacturing costs and supply chain inefficiencies. In addition, the Company expects to be negatively impacted by higher than projected increases in transportation and energy costs in the second half of the fiscal year. These factors, together with the impact of the retail integration issues which caused the shortfall in EPS in the second fiscal quarter, are expected to be partially moderated by the impact of assumed more favourable selling prices in the U.S. screenprint channel, as a result of a recently announced selling price increase.

The projected increase in adjusted diluted EPS of 12%-16% compared to last year is primarily due to 11% projected unit sales growth in activewear and underwear, compared with our previous projection of 14% unit sales growth, and higher selling prices for activewear in the screenprint channel. The Company continues to assume that the positive impact of these factors will be partially offset by higher selling, general and administrative expenses, higher depreciation and interest expenses, increases in cotton, energy and transportation costs, and a higher effective income tax rate including the non-recurrence of income tax recoveries which were recorded in fiscal 2007.

The Company expects EPS for the third fiscal quarter to be slightly reduced from adjusted EPS of U.S. $0.47 per share in the third quarter of fiscal 2007. The impact of the lower sales volumes and higher operating costs resulting from the Dominican Republic issues will be primarily reflected in the third quarter. The Company will be in a better position to service demand in the wholesale distributor channel in the fourth quarter. The Company also noted that its ability to support growth in demand for fleece is not expected to be constrained by the lower production from the Dominican Republic facility, as fleece requirements are being produced at the Company’s new facility in Honduras, which has been ramped up successfully and is meeting or exceeding the Company’s objectives for production and manufacturing efficiencies.

New Capacity Expansion Projects

The Company is confident that its production issues in the Dominican Republic will be fully resolved in the second half of fiscal 2008, and that these issues will not impact its ability to support its unit sales growth in fiscal 2009. With the Company’s projected product-mix, Gildan expects to be able to produce in excess of 50 million dozens of activewear and underwear in fiscal 2009 in its vertically-integrated manufacturing facilities. However, new capacity will be required in order to be able to meet projected sales demand for the Company’s products in fiscal 2010. The Company is therefore announcing its intention to construct a third large-scale, vertically-integrated textile facility in Honduras, where Gildan can leverage its existing infrastructure and manufacturing management resources. The capital cost of the new facility, which will be constructed in fiscal 2008 and fiscal 2009, is expected to be in the range of U.S. $100-$110 million, the majority of which will be incurred in fiscal 2009.

In addition, the Company has also announced its intention to construct a new distribution centre in Honduras. In addition to supporting the Company’s continuing sales growth, the new distribution facility in Honduras will permit direct shipments to both U.S. and international customers, where appropriate, as well as provide a lower cost structure to handle labour-intensive activities for mass-market retail customers.

Disclosure of Outstanding Share Data

As of April 30, 2008, there were 120,477,689 common shares issued and outstanding along with 930,776 stock options and 902,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

This release should be read in conjunction with Gildan’s 2008 Second Quarter MD&A dated May 7, 2008 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 80323574, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 29444872, until Wednesday, May 14, 2008 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release, in particular the “Outlook” section,  constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “ assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of the 2007 Annual MD&A, as subsequently updated in our first and second quarter 2008 MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release, in particular the “Outlook” section.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; high reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2008 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings and adjusted diluted earnings per share. These non-GAAP measures do not have any standardized meanings prescribed by

Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 7 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Net earnings	41.7	21.1	69.2	36.8
Restructuring and other charges	0.8	16.4	1.6	17.7
Less: income tax effect thereon	-	-	-	-
Adjusted net earnings	42.5	37.5	70.8	54.5

Diluted EPS	0.34	0.17	0.57	0.30
Restructuring and other charges, net of tax	0.01	0.13	0.01	0.15
Adjusted diluted EPS	0.35	0.31	0.58	0.45

Certain minor rounding variances exist between the financial statements and this summary. EPS may not add due to rounding.

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	March 30, 2008	September 30, 2007	April 1, 2007
	(unaudited)	(audited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$29,311	$9,250	$35,481
Accounts receivable	185,788	206,088	139,754
Inventories	300,057	239,963	242,589
Prepaid expenses and deposits	8,989	7,959	7,074
Future income taxes	3,763	2,610	5,038
	527,908	465,870	429,936

Property, plant and equipment	424,002	377,617	348,809
Goodwill and identifiable intangible assets	64,926	2,024	9,191
Assets held for sale (note 7)	12,681	6,610	2,895
Other assets	19,500	11,426	4,724
Future income taxes	10,489	10,939	–

Total assets	$1,059,506	$874,486	$795,555

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$–	$–	$3,500
Accounts payable and accrued liabilities	123,436	116,683	113,086
Income taxes payable	8,190	2,949	237
Current portion of long-term debt	4,129	3,689	21,449
	135,755	123,321	138,272

Long-term debt	142,206	55,971	52,730
Future income taxes	39,538	24,612	29,908
Non-controlling interest in consolidated joint venture	7,104	6,932	5,776

Shareholders’ equity:
Share capital	88,796	88,061	87,353
Contributed surplus	5,311	3,953	3,143

Retained earnings	614,548	545,388	452,125
Accumulated other comprehensive income	26,248	26,248	26,248
	640,796	571,636	478,373
	734,903	663,650	568,869

Total liabilities and shareholders’ equity	$1,059,506	$874,486	$795,555

See accompanying notes to interim consolidated financial statements

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	March 30, 2008	April 1, 2007	March 30, 2008	April 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$293,763	$232,134	$544,220	$417,963
Cost of sales	194,092	153,386	365,633	285,337

Gross profit	99,671	78,748	178,587	132,626

Selling, general and administrative expenses	36,596	28,540	69,203	54,650

Restructuring and other charges (note 7)	817	16,359	1,640	17,750

Earnings before the undernoted items	62,258	33,849	107,744	60,226

Depreciation and amortization	15,076	9,475	27,923	18,249
Interest, net (note 10)	2,067	1,077	4,861	2,048
Non-controlling interest in (loss) income of consolidated joint venture	(119)	186	172	122

Earnings before income taxes	45,234	23,111	74,788	39,807

Income taxes	3,548	1,965	5,628	3,050

Net earnings and comprehensive income	$41,686	$21,146	$69,160	$36,757

Basic EPS (note 8)	$0.35	$0.18	$0.57	$0.31

Diluted EPS (note 8)	$0.34	$0.17	$0.57	$0.30

See accompanying notes to interim consolidated financial statements

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	March 30, 2008	April 1, 2007	March 30, 2008	April 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$41,686	$21,146	$69,160	$36,757
Adjustments for:
Depreciation and amortization (note 9)	15,076	10,477	27,923	20,375
Impairment loss and writedown of property, plant and equipment (note 7)	–	3,560	–	3,560
Loss (gain) on disposal of assets held for sale and property, plant and equipment	28	(2,096)	(202)	(1,738)
Stock-based compensation costs	806	310	1,484	778
Future income taxes	(280)	1,235	(1,515)	1,479
Non-controlling interest	(119)	186	172	122
Unrealized foreign exchange loss (gain)	1,254	(130)	1,015	(1,588)
	58,451	34,688	98,037	59,745
Changes in non-cash working capital balances:
Accounts receivable	(33,477)	(37,971)	49,870	29,446
Inventories	(5,516)	(9,075)	(16,671)	(41,936)
Prepaid expenses and deposits	(214)	(397)	340	(1,317)
Accounts payable and accrued liabilities	2,587	14,209	(8,919)	(4,235)
Income taxes payable	2,507	(1,169)	5,075	(1,945)
	24,338	285	127,732	39,758

Cash flows (used in) from financing activities:
Increase in amounts drawn under revolving long-term credit facility	17,000	43,000	88,000	43,000
Decrease in bank indebtedness	–	–	(1,261)	–
Net decrease in other long-term debt	(1,485)	(974)	(1,325)	(2,682)
Proceeds from the issuance of shares	333	400	609	769
	15,848	42,426	86,023	41,087

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(25,868)	(45,109)	(60,018)	(75,451)
Acquisition of V.I. Prewett & Son, Inc. (note 4)	–	–	(126,819)	–
Restricted cash related to acquistion (note 4)	–	–	(10,000)	–
Proceeds on disposal of assets held for sale	693	1,995	1,114	1,995
Net decrease (increase) in other assets	586	(487)	1,967	(1,008)
	(24,589)	(43,601)	(193,756)	(74,464)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	116	42	62	93

Net increase (decrease) in cash and cash equivalents during the period	15,713	(848)	20,061	6,474

Cash and cash equivalents, beginning of period	13,598	36,329	9,250	29,007

Cash and cash equivalents, end of period	$29,311	$35,481	$29,311	$35,481

See accompanying notes to interim consolidated financial statements

Supplemental disclosure of cash flow information (note 9)

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders’ Equity and Comprehensive Income
Six months ended March 30, 2008 and April 1, 2007
(in thousands and thousands of U.S. dollars)

				Accumulated
				other		Total
	Share Capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$545,388	$663,650
Stock-based compensation related to stock options and restricted share units	–	–	1,484	–	–	1,484
Shares issued under employee share purchase plan	9	314	–	–	–	314
Shares issued pursuant to exercise of stock options	39	295	–	–	–	295
Shares issued pursuant to the settlement of Treasury restricted share units	8	126	(126)	–	–	–
Net earnings	–	–	–	–	69,160	69,160
Balance, March 30, 2008 (unaudited)	120,475	$88,796	$5,311	$26,248	$614,548	$734,903

				Accumulated
				other		Total
	Share Capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006	120,228	$86,584	$2,365	$26,248	$415,368	$530,565
Stock-based compensation related to stock options and restricted share units	–	–	778	–	–	778
Shares issued under employee share purchase plan	10	228	–	–	–	228
Shares issued pursuant to exercise of stock options	110	541	–	–	–	541
Net earnings	–	–	–	–	36,757	36,757
Balance, April 1, 2007 (unaudited)	120,348	$87,353	$3,143	$26,248	$452,125	$568,869

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended March 30, 2008)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation: of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the year ended September 30, 2007.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

All share and per share data in these interim consolidated financial statements reflect the effect of the two-for-one stock split declared in May 2007.

Certain comparative figures have been reclassified in order to conform with the current period’s presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements in the Company’s annual report for the year ended September 30, 2007.

3. Adoption of new accounting standards:

Effective the commencement of its 2008 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments - Disclosure, and CICA Handbook Section 3863, Financial Instruments - Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. These Sections relate to disclosure and presentation only and did not have an impact on our financial results. See Notes 10 and 11.

4. Business acquisition:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I.Prewett & Son, Inc. (“Prewett”), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $126.8 million (including transaction costs of $1.5 million) paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by the Company and is included in “Other assets” on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the independent valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price by the end of fiscal 2008.

4. Business acquisition (continued):

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,805
Inventory	43,423
Prepaid expenses	1,370
Property, plant and equipement	20,202
Goodwill and identifiable intangible assets	64,376
Other assets	176

Liabilities assumed:
Bank indebtedness	$(1,261)
Accounts payable and accrued liabilities	(14,178)
Future income taxes	(16,094)
Net assets acquired	$126,819

Consideration:
Cash	$125,294
Transaction costs	1,525
Purchase price	$126,819

Goodwill recorded in connection with this acquisition is not expected to be deductible for tax purposes. Identifiable intangible assets consists primarily of customer contracts and customer relationships and are currently being amortized on a straight-line basis over a period of 15 years based on preliminary estimates of the useful life of these assets.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

5. Stock-based compensation:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“Non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, September 30, 2007	853	10.08
Granted	127	39.37
Exercised	(39)	7.62
Forfeited	(9)	31.09
Options outstanding, March 30, 2008	932	13.99

As at March 30, 2008, 667,200 of the outstanding options were exercisable at the weighted average price of CA$6.45. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the six months ended March 30, 2008 was CA$12.98.

5. Stock-based compensation (continued):

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Treasury RSUs outstanding, September 30, 2007	941	18.83
Granted	38	37.54
Settled through the issuance of common shares	(8)	17.89
Forfeited	(69)	27.85
Treasury RSUs outstanding, March 30, 2008	902	18.94

As of March 30, 2008, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three-month periods ended March 30, 2008 and April 1, 2007, respectively, was $0.8 million and $0.3 million, in respect of the Treasury RSUs and stock options. The compensation expense recorded for the six-month periods ended March 30, 2008 and April 1, 2007, respectively, was $1.5 million and $0.8 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the common shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, September 30, 2007	56
Granted	50
Forfeited	(3)
Non-Treasury RSUs outstanding, March 30, 2008	103

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company’s stock price at the vesting date. As of March 30, 2008, the weighted average fair value per non-Treasury RSU was CA$37.21. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As of March 30, 2008, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense recorded for the three-month periods ended March 30, 2008 and April 1, 2007, respectively, was $0.2 million and $0.2 million, in respect of the non-Treasury RSUs. The compensation expense recorded for the six-month periods ended March 30, 2008 and April 1, 2007, respectively, was $0.5 million and $0.3 million, in respect of the non-Treasury RSUs. The counterpart has been recorded in accounts payable and accrued liabilities.

6. Guarantees:

The Company, and certain of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and certain of its subsidiaries do not perform their contractual obligations. As at March 30, 2008, the maximum potential liability under these guarantees was $19.9 million, of which $5.7 million was for surety bonds and $14.2 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2008, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at March 30, 2008, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. Restructuring and other charges, and assets held for sale:

The following table summarizes the components of restructuring and other charges:

	Three months ended		Six months ended
	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Accelerated depreciation	$-	$1,002	$-	$2,126
Gain on disposal of long-lived assets	(39)	(1,778)	(328)	(1,778)
Asset impairment loss	-	3,560	-	3,560
Severance	-	11,858	-	12,062
Other	856	1,717	1,968	1,780
	$817	$16,359	$1,640	$17,750

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Other costs relate primarily to exits costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company expects to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2008, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Assets held for sale of $12.7 million as at March 30, 2008 (September 30, 2007 - $6.6 million; April 1, 2007 - $2.9 million) include property, plant and equipment at these various locations.

8. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Basic earnings per share:
Basic weighted average number of common shares outstanding	120,464	120,320	120,446	120,299
Basic earnings per share	$0.35	$0.18	$0.57	$0.31
Diluted earnings per share:
Basic weighted average number or common shares outstanding	120,464	120,320	120,446	120,299
Plus impact of stock options and Treasury RSUs	1,185	1,209	1,207	1,189
Diluted weighted average number of common shares outstanding	121,649	121,529	121,653	121,488
Diluted earnings per share	$0.34	$0.17	$0.57	$0.30

Excluded from the above calculation for the three months ended March 30, 2008 are 124,825 stock options ranging in price from CA$38.10 to CA$39.39, which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares for the period. All stock options outstanding for the three months ended December 30, 2007 and for fiscal 2007 were dilutive.

9. Other information:

	Three months ended		Six months ended
(a) The following items were included in depreciation and amortization in the statement of cash flow:	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Depreciation of property, plant and equipment	$13,886	$8,803	$25,518	$17,179
Accelerated depreciation of property, plant and equipment	-	1,002	-	2,126
Amortization expense of deferred start-up costs and other	453	511	931	748
Amortization expense of intangible assets	737	161	1,474	322
	$15,076	$10,477	$27,923	$20,375

(b) Cash paid during the period for:
Interest	$2,230	$1,062	$5,056	$2,223
Income taxes	1,421	1,845	2,338	3,316

	March 30, 2008	September 30, 2007	April 1, 2007
(c) Non-cash transactions:		(audited)
Additions to property, plant and equipment included in accounts payable and accrued liablities	$1,194	$2,566	$3,002
Ascribed value credited to share capital from issuance of Treasury RSUs	126	226	-
Reversal of valuation allowance on acquired future income tax assets credited to intangible assets	-	7,340	-
Proceeds on disposal of long-lived assets in long-term receivable	1,637	1,855	-
Proceeds on disposal of long-lived assets in accounts receivable	1,230	1,050	3,325

(d) Cash and cash equivalents consist of:
Cash balances with banks	$24,723	$9,250	$35,481
Short-term investments	4,588	-	-
	$29,311	$9,250	$35,481

10. Financial instruments:

In the first quarter of fiscal 2008, the Company adopted the requirements of the CICA Handbook Section 3862, “Financial Instruments Disclosures”, which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at and for the three months and six months ended March 30, 2008, which is included in the Gildan Q2 2008 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

10. Financial instruments (continued):

(a)  Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheet, are as follows:

	March 30, 2008		September 30, 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$29,311	$29,311	$9,250	$9,250
Loans and receivables:
Accounts receivable - trade	169,467	169,467	189,070	189,070
Accounts receivable - other	16,321	16,321	17,018	17,018
Long-term receivable included in other assets	1,637	1,637	1,855	1,855
Restricted cash related to Prewett acquisition
included in other assets	10,000	10,000	-	-
Forward foreign exchange contracts	220	220	293	293

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	120,393	120,393	115,596	115,596
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	137,000	137,000	49,000	49,000
Other long-term debt	7,135	7,135	8,803	8,803
Long-term debt - bearing interest at fixed rates	2,200	2,200	1,857	1,857
Forward foreign exchange contracts	3,043	3,043	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using quoted market values.

(b) Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i) Interest income and expense:

	Three months ended		Six months ended
	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Interest expense on long-term indebtedness	$2,108	$1,132	$5,063	$2,185
Interest expense on short-term indebtedness	19	68	34	140
Interest income on available-for-sale financial assets	(63)	(141)	(243)	(315)
Interest income on loans and receivables	(20)	-	(40)	-
Other interest	23	18	47	38
Interest expense - net	$2,067	$1,077	$4,861	$2,048

Interest income on available-for-sale financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

10. Financial instruments (continued):

(ii) Foreign exchange gain (loss):

	Three months ended		Six months ended
	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Gain relating to financial assets and liabilities, excluding forward foreign exchange contracts	$1 150	$523	$1 201	$1 103
Gain (loss) relating to forward exchange contracts, including amounts realized on contract maturity and changes in fair value of open positions	(3 215)	116	(2 374)	326
Foreign exchange gain (loss) relating to financial instruments	(2 065)	639	(1 173)	1 429
Other foreign exchange gain (loss)	771	(92)	196	963
Foreign exchange gain (loss)	$(1 294)	$547	$(977)	$2 392

(iii) Impairment losses recognized on trade receivables:

The Company recorded bad debt expense of $ nil (2007 - $0.2 million) for the three month period ended March 30, 2008 and nil (2007 - $0.3 million) for the six month period ended March 30, 2008. Bad debt expense is included in “Selling, general and administrative expenses” in the interim consolidated statements of earnings and comprehensive income.

(c) Forward foreign exchange contracts:

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at March 30, 2008 and September 30, 2007:

		Notional foreign	Average	Notional USD	Carrying & fair value
March 30, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	42,100	0.9902	$41,689	$-	$(581)

Sell EUR/Buy USD	0-6 months	9,081	1.3678	12,421	-	(1,915)
	6-12 months	5,650	1.4591	8,244	-	(547)

Sell GBP/Buy USD	0-6 months	6,019	1.9841	11,942	83	-
	6-12 months	1,700	2.0318	3,454	137	-
				$77,750	$220	$(3,043)

		Notional foreign	Average	Notional USD	Carrying & fair value
September 30, 2007	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	4,425	1.3616	$6,025	$293	$-

Sell EUR/Buy USD	0-6 months	4,899	1.3626	6,675	-	(278)
	6-12 months	9,081	1.3677	12,421	-	(467)

Sell GBP/Buy USD	0-6 months	4,781	1.9988	9,558	-	(146)
	6-12 months	6,019	1.9841	11,942	-	(196)

Sell CAD/Buy USD	0-6 months	3,800	1.0055	3,821	-	-
				$50,442	$293	$(1,087)

11. Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (“EBITDA”), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at March 30, 2008, September 30, 2007 and April 1, 2007 was as follows:

	March 30, 2008	September 30, 2007	April 1, 2007
Bank indebtedness	$-	$-	$3,500
Current portion of long-term debt	4,129	3,689	21,449
Long-term debt	142,206	55,971	52,730
Less: cash and cash equivalents	(29,311)	(9,250)	(35,481)
Net debt	$117,024	$50,410	$42,198

	For the last four quarters ending on
	March 30, 2008	September 30, 2007	April 1, 2007
Net earnings	$162,423	$130,020	$96,376
Restructuring and other charges	11,902	28,012	38,136
Depreciation and amortization	48,451	38,777	35,490
Interest, net	7,711	4,898	3,846
Income tax expense (recovery)	(2,237)	(4,815)	5,967
Non-controlling interest in income of consolidated joint venture	1,328	1,278	334
EBITDA	$229,578	$198,170	$180,149

Net debt to EBITDA ratio	0.5:1	0.3:1	0.2:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company used its revolving credit facility to finance the acquisition of Prewett, which closed on October 15, 2007. The financing of the acquisition resulted in debt leverage, but which is still well below the Company’s maximum net debt to EBITDA ratio. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

12. Income taxes:

The Canada Revenue Agency (“CRA”) is currently conducting an audit of the Company’s income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which includes a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management will meet with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company’s foreign subsidiaries where the majority of its taxable income is earned. While the outcome of the audit cannot be predicted with certainty, the Company is confident that the merits of its transfer pricing methodology, which is supported by annual transfer pricing studies conducted by external experts, and the economic substance of its legal and operating structure support its tax filings. The Company believes that its tax filing positions will be sustained and that the final resolution of this matter will not materially affect the estimates and assumptions used by management in determining the Company’s provision for income taxes and in valuing its income tax assets and liabilities.

13. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

	Three months ended		Six months ended
The company has two customers accounting for at least 10% of total sales:	March 30,	April 1,	March 30,	April 1,
	2008	2007	2008	2007
Company A	22.5%	24.9%	21.9%	22.3%
Company B	13.8%	5.7%	18.2%	7.4%

Sales were derived from customers located in the following geographic areas:
United States	$265,391	$203,413	$495,100	$372,477
Canada	12,677	14,600	22,613	22,565
Europe and other	15,695	14,121	26,507	22,921
	$293,763	$232,134	$544,220	$417,963

Sales by major product group:
Activewear and underwear	$228,602	$199,287	$397,050	$342,559
Socks	65,161	32,847	147,170	75,404
	$293,763	$232,134	$544,220	$417,963

Goodwill and intangible assets relate to acquisitions located in the United States.

Property, plant and equipment by geographic areas are as follows:	March 30, 2008	September 30, 2007	April 1, 2007
		(audited)
Caribbean Basin and Central America	$321,347	$294,063	$254,749
United States	81,330	65,399	70,507
Canada and other	21,325	18,155	23,553
	$424,002	$377,617	$348,809

Assets held for sale by geographic areas are as follows:	March 30, 2008	September 30, 2007	April 1, 2007
		(audited)
United States	$2,278	$2,278	$2,395
Canada and other	10,403	4,332	500
	$12,681	$6,610	$2,895